Exhibit 99.23

JUST ENERGY INCOME FUND (THE “FUND”)

Annual and Special Meeting of the holder(s) of Trust Units, the holder of Class a Preference Shares

(the “Class A Shares”) of Just Energy Corp. (“JEC”) and the holders of Exchangeable Shares

(“Exchangeable Shares”) of Just Energy Exchange Corp. (“JEEC”)

June 29, 2010

REPORT OF VOTING RESULTS

National Instrument 51-102—Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

Special Business	Outcome of Vote

1. (a) Approval of a special resolution by the holders of Units, Class A Shares and Exchangeable Shares, the full text of which is set forth as Schedule A to the management information circular of the Fund dated May 27, 2010 (the “Information Circular”) to approve a Plan of Arrangement to convert the Fund into a public corporation to be named “Just Energy Group Inc.”, as more fully described in the Information Circular.	Carried For: Against (vote conducted by ballot)	58,405,985 12,185

(b) Approval of a special resolution by the holders of Exchangeable Shares, as a separate class vote, the full text of which is set forth as Schedule A to the Information Circular to approve a Plan of Arrangement to convert the Fund into a public corporation to be named “Just Energy Group Inc.”, as more fully described in the Information Circular.

	Carried For: Against: (vote conducted by ballot)	303,662 NIL

General Business	Outcome of Vote

2. The election of the nine nominees as directors of JEC for the ensuing year: John A. Brussa Ken Hartwick	Carried: For: 53,491,198 For: 57,781,209	Withheld: 4,889,501 Withheld: 599,490

General Business	Outcome of Vote

B. Bruce Gibson	For:	Withheld:
	58,234,930	145,769
Gordon D. Giffin	For:	Withheld:
	53,646,957	4,733,742
Michael J.L. Kirby	For:	Withheld:
	58,230,122	150,577
Rebecca MacDonald	For:	Withheld:
	57,660,199	720,500
R. Roy McMurtry	For:	Withheld:
	58,109,343	271,356
Hugh D. Segal	For:	Withheld:
	58,222,513	158,186
Brian R.D. Smith	For:	Withheld:
	58,239,514	141,185

3. The appointment of Ernst & Young LLP, Chartered Accountants, as Auditors of the Fund and to authorize the directors of JEC to fix their remuneration in that capacity.	Carried For: Against	58,487,150 15,702

Other Special Item of Business	Outcome of Vote

4. Approval of an ordinary resolution increasing the number of unit appreciation rights issuable under the Fund’s 2004 Unit Appreciation Rights Plan, by two million, as more fully described in the Information Circular.	Carried For: Against:	55,537,105 2,843,594

5. Approval of an ordinary resolution approving an amendment to the Fund’s Directors’ Deferred Compensation Plan as more fully described in the Information Circular.	Carried For: Against:	56,238,997 2,141,702